ITEM 77 (c):

Large Growth Fund:

1). Approve an Agreement and Plan of Reorganization pursuant to which all of the assets of the Tamarack Large Cap Growth Fund will be transferred to a newly formed series of Hennessy Funds Trust named the Hennessy Cornerstone Large Growth Fund, in exchange for Original Class shares of the Hennessy Cornerstone Large Growth Fund, which will be distributed pro rata by the Tamarack Large Cap Growth Fund to its Class A, Class C, Class I, Class R and Class S shareholders, and the Hennessy Cornerstone Large Growth Fund’s assumption of the Tamarack Large Cap Growth Fund’s stated liabilities:

FOR	4,050,694
AGAINST	374,649
ABSTAIN	159,262
BROKER NON-VOTE	-

2). Adjourn the special meeting to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Reorganization:

FOR	4,039,639
AGAINST	375,203
ABSTAIN	169,762
BROKER NON-VOTE	1

Select Value Fund:

1). Approve an Agreement and Plan of Reorganization pursuant to which all of the assets of the Tamarack Value Fund will be transferred to a newly formed series of Hennessy Funds Trust named the Hennessy Select Large Value Fund, in exchange for Original Class shares of the Hennessy Select Large Value Fund, which will be distributed pro rata by the Tamarack Value Fund to its Class A, Class C, Class R and Class S shareholders, and the Hennessy Select Large Value Fund’s assumption of the Tamarack Value Fund’s stated liabilities:

FOR	3,310,941
AGAINST	410,811
ABSTAIN	266,743
BROKER NON-VOTE	-

2). Adjourn the special meeting to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Reorganization:

FOR	3,273,443
AGAINST	404,912
ABSTAIN	310,139
BROKER NON-VOTE	1